Filed by 10X Capital Venture Acquisition Corp. III pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: 10X Capital Venture Acquisition Corp. III

(Commission File No. 001-41216)

Date: October 24, 2023

Transcript of Speech by Jeff Galvin, CEO of American Gene Technologies International Inc., at iCFO Virtual Investor Conference on October 24, 2023

Hi, my name is Jeff Galvin.

00:02

I’m the CEO of Addimmune, where we are creating an attempt to cure HIV.

00:11

I know that sounds like a bold statement, but in fact, we believe that HIV is curable.

00:17

We’re using gene and cell therapy.

00:19

We have already gone through a Phase One that is showing some promise that we’re on track and we also have an analytic treatment interruption study that has given us some tremendous data on the immunology behind HIV and some remarkable efficacy data that is giving us some optimism that we’re not just on track, but we’re in the lead on this important market.

00:46

Now the story starts with a company called American Gene Technologies where we created a platform of components that we could mix and match together to form the foundation of new gene and cell therapy products.

01:00

This gave us an efficient way to create a variety of different potential drugs and HIV was one of the experiments that we did that worked out really well.

01:11

And actually it got so much momentum that in 2019 we applied to the FDA for a clinical trial, we submitted an IND [Investigational New Drug] and it was approved in 2020.

01:23

In 2022, we wrapped up the study and we’ve reported the data back to the FDA.

01:29

It was a very successful Phase One that showed not only safety but markers of efficacy.

01:36

We followed that with an analytic treatment interruption study that showed a tremendous ability of these, what they’re called modified cells or cell therapy.

01:48

To suppress virus and eliminate it from the body.

01:51

And this, I think is what is giving us so much optimism about the future of HIV.

01:59

But you may be thinking, well, is HIV really a big problem? Well, the reality is that it it is.

02:06

If you were living with HIV you would know this.

02:09

Or if you knew somebody with HIV, you would also probably appreciate that it is very difficult to live with HIV.

02:18

It requires a lot of extra doctors visits, monitoring, it requires taking a daily pill or recently there is a new bi monthly injection.

02:29

That has to also be taken for life.

02:32

But these are chemotherapeutics that cause side effects and there is a cost associated with that.

02:40

Not just the cost of the medicine itself, but the cost of the side effects.

02:44

That could be start off as daily side effects of nausea and diarrhea, headaches and fatigue.

02:50

Those can be treated with other drugs but long term exposure to these chemotherapeutic agents and the long term chronic teremia.

02:59

Can lead to other more serious problems that can be very expensive to treat, like liver, kidney, heart disease and extra cancers.

03:08

So there’s a lot of room in there for a better solution.

03:13

Our theory is that we can do a cell therapy that’s a one and done treatment that would then suppress the virus for life.

03:20

So you wouldn’t need antiretrovirals, essentially a normal immune response.

03:25

A natural immune response could control that viremia.

03:29

We also think that it could be done at less than the average of $1.7 million of treatment cost for life.

03:38

It’s done with gene and cell therapy.

03:40

This is very powerful.

03:41

You may or may not have heard of it, but it’s a new drug development modality that allows us to actually modify the DNA of cells to fix bugs in them, so to speak.

03:51

So if they have broken genes, you can now insert those genes.

03:54

But we can also insert new genes that improve the function of the cells.

03:58

And that’s exactly what we’re doing in HIV.

04:01

Let me show you what our theory looks like.

04:03

We go ahead and can take a person who’s living with HIV who’s well controlled once they’re on the antiretrovirals for one to three years, their normal immune system comes back, including HIV cells.

04:15

It is normal to have HIV cells even if you’ve never seen HIV.

04:19

But the problem with HIV cells is they are the target of HIV.

04:24

There’s a special cell called the CD4 helper T cell that is the first thing that gets infected and depleted by HIV.

04:30

That helper T cell is responsible for creating the entire immune cascade, the CD8 cells and the B cells that you probably have heard of, those are actually managed by that CD4 helper T cell.

04:43

Well, once that helper T cell goes away, the rest of the cells stop doing anything and the immune response to HIV goes away.

04:50

That’s the insidious nature of HIV is that it’s in the body at that point and it’s in what’s called the viral reservoir.

04:59

And so even after you’ve treated it for a long time, if you stopped those antiretrovirals, the virus actually rebounds and it can progress.

05:08

Towards AIDS again.

05:09

AIDS of course being a deadly form of HIV.

05:13

Alright, So what do we do once these people have these HIV T cells? We do a 300 milliliter Luca pack.

05:19

We put it through an 11 day automated cell process where we modify those cells with viruses, creating a billion of these CD4 helper T cells that are actually impervious to HIV.

05:32

Once we put those back in the body, that’s panel four there that that person should be able to throw away their antiretrovirals.

05:39

And never think about HIV again.

05:41

What it would mean is that their natural immune system would have the capability of suppressing the virus at such low levels that they’re not contagious, so they’re no danger to anybody else.

05:51

Of course, they can never develop AIDS, so there are no danger to themselves.

05:55

And actually they can’t recontract HIV either because they have an immune system now that can handle another infection.

06:02

They are essentially immune for life.

06:06

This is the dream come true for those 39 million people on earth that have HIV and the 5 million in Western nations that could afford a solution right now.

06:18

Over time, the solution could come down in cost and it could actually be accessible to people all around the world.

06:26

The changes that we’re making for people that are listening to this that are technical is we’re installing a genetic cassette that is a micro RNA scaffolded set of SRNAs that are knockouts to CCR 5 and conserve regions of the HIV genome.

06:45

Probably takes a little bit more time to explain that to people that aren’t technical, but essentially we are making a modification that’s like body armor on that CD4 cell that makes it harder for the virus to get in.

06:57

And makes it harder for the virus to install or to express.

07:01

So we’re preventing those cells from being infected and depleted by HIV.

07:07

The experiment that we did to try to prove the efficacy of this and to start the process of getting this out to patients hopefully in the future is a phase one trial that started in 2020 and concluded in 2022.

07:24

We went ahead and took Luka Packs from 7 patients.

07:27

Made the blood products and reinfused them and then we kept them on their antiretrovirals to do what’s called blood markers of efficacy.

07:34

We wanted to make sure that these these new cells and grafted, they found a home in in the in the circulation of those patients and that they persisted so the body didn’t eliminate them unusually quickly and that they didn’t react against the body in some way that would cause a problem, a safety issue and that they they maintain their functionality.

07:55

So what did we get out of the seven patients? We got zero serious adverse events.

08:00

That’s about as good as you can do on safety and seven patients is a normal sized trial for gene and cell therapy.

08:07

The other thing that we got was our secondary endpoints, 100% of the patients got engraftment persistence and that these cells were functional and could be detected after 180 days. After that we did an analytic analytic treatment interruption to see how well it suppressed the virus.

08:25

It was remarkable and if you’ll meet with me, I can tell you that data as well.

08:30

So the market is huge, 5 million people in Western nations that are on insurance and could afford this.

08:38

But even if you start with the smallest portion of that, people that desperately need this because they’re failing art right now, that is still a substantial market at 45,000 patients.

08:49

Well, think about it, a a moderately priced gene or cell therapy could be $1,000,000.

08:53

That’s a blockbuster market, but it gets bigger after that, people that are not adherent in that are a public health risk that’s also an imperative and a lot of people that are skipping their antiretrovirals from time to time and causing new infections.

09:10

These are sub markets that lead to the whole market and the data that we’ve gotten in the analytic treatment interruption says that we could actually improve therapeutic response already.

09:23

Now we haven’t shown the durability of it yet, but that’s a fall back position if we don’t get all the way to a functional cure IE.

09:30

One and done durably, suppressed virus that would be really important to Gilead and ViiV because it would be a strategic asset that would allow them to make a less frequent less toxic version of treatment.

09:45

This would mean that it would be critically important in what is a $35 billion market today of treatment and growing to $45 billion in 2028.

09:55

We’re clearly in the lead.

09:57

We have three other projects behind this that improve the effectiveness of the cell therapy.

10:05

So we think if we don’t get it in this first shot, we’ve got other things we can add to it.

10:10

We have a constant set of milestones that we look can look backwards over and also ones that we know are coming in the future it we can get to the next clinical study on the money that we’re raising right now and show interim data in 2025.

10:27

The team is fantastic, including people with decades of experience in drug development and in HIV.

10:36

And the advisors and KOLs [key opinion leaders] that we are, we’ve attracted are the best and really a great indication of how exciting the data is.

10:45

Tommy Thompson, you might recognize as a former Secretary of Health and Human Services under George W Bush.

10:50

Bob Redfield has 40 years and HIV and was Director of the CDC and cofounder of the Institute of Human Virology.

10:59

Michael Stagg, David Hardy and Charles Flexner are globally recognized in the treatment community.

11:05

Well, that’s my presentation.

11:06

I hope you’ll talk to me later and perhaps you’ll join us on this potential of revolutionizing treatment and possibly curing HIV.

11:15

Thank you.

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